Filed Pursuant to Rule 433
Registration No. 333-190911-02

Entergy Arkansas, Inc.
$55,000,000
First Mortgage Bonds,
3.5% Series due April 1, 2026
Final Terms and Conditions
June 13, 2016

Issuer:	Entergy Arkansas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A- (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	June 13, 2016

Settlement Date (T+3):	June 16, 2016

Principal Amount:	$55,000,000, which will be part of the same series of First Mortgage Bonds issued on January 8, 2016

Interest Rate:	3.5%

Interest Payment Dates:	April 1 and October 1 of each year

First Interest Payment Date:	October 1, 2016

Final Maturity Date:	April 1, 2026

Optional Redemption Terms:	Make-whole call at any time prior to January 1, 2026 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Qualified Reopening:	This offering of First Mortgage Bonds is expected to qualify as a “qualified reopening” of the First Mortgage Bonds issued on January 8, 2016 under U.S. Treasury regulations.

Benchmark Treasury:	1.625% due May 15, 2026

Spread to Benchmark Treasury:	90 bps

Benchmark Treasury Price:	100-02+

Benchmark Treasury Yield:	1.616%

Re-offer Yield:	2.516%

Price to Public:	108.300% per bond (plus accrued interest from and including April 1, 2016 to and excluding the Settlement Date (such accrued interest totaling $401,041.67))

Net Proceeds Before Expenses:	$59,207,500 (exclusive of accrued interest from and including April 1, 2016 to and excluding the Settlement Date (such accrued interest totaling $401,041.67))

CUSIP / ISIN:	29364D AU4 / US29364DAU46

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Stephens Inc.

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or (ii) Stephens Inc. toll-free at 1-800-643-9691.